NO ACT

PE
3-12-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12026474

March 13, 2012

Received SEC
MAR 13 2012
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-13-12

Anthony J. Richmond
Latham & Watkins LLP
tony.richmond@lw.com

Re: US Airways Group, Inc.

Dear Mr. Richmond:

This is in regard to your letter dated March 12, 2012 concerning the shareholder proposal submitted by Catholic Health East for inclusion in US Airways Group's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that US Airways Group therefore withdraws its February 6, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Sister Kathleen Coll
Catholic Health East
3805 West Chester Pike, Suite 100
Newtown Square, PA 19073-2304

140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com



LATHAM&WATKINS LLP

March 12, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
shareholderproposals@sec.gov

Re: US Airways Group, Inc.
Stockholder Proposal of Catholic Health East
Securities Exchange Act of 1934; Rule 14a-8
Withdrawal of No-Action Request Originally Submitted February 6, 2012

Ladies and Gentlemen:

This letter is to inform you that our client, US Airways Group, Inc. (the "Company"), has received a letter from Catholic Health East (the "Proponent") withdrawing the Proponent's stockholder proposal. A copy of the Proponent's signed letter of withdrawal is attached to this letter as Attachment A.

Accordingly, the Company hereby withdraws its request for no-action relief set forth in our letter to you dated February 6, 2012.

If you have any questions or concerns, please do not hesitate to call me at (650) 463-2643 or Paul A. Galleberg, the Company's Vice President, Legal Affairs, at (480) 693-5957.

Correspondence regarding this letter should be sent to tony.richmond@lw.com with a copy to paul.galleberg@usairways.com.

Very truly yours,

Anthony J. Richmond
of LATHAM & WATKINS LLP

Attachment A

cc: US Airways Group, Inc.
Sister Kathleen Coll, SSJ (via FedEx)

LATHAM&WATKINS LLP

# ATTACHMENT A

CATHOLIC HEALTH EAST

SYSTEM OFFICE
3805 West Chester Pike
Suite 100
Newtown Square, PA 19073-2304
www.che.org
(610) 355-2000 (610) 355-2050 fax

March 9, 2012

Caroline B. Ray
Corporate Secretary
US Airways Group, Inc.
111 West Rio Salado Parkway
Tempe, AZ 85281

Re: Withdrawal of Stockholder Proposal for 2012 Annual Meeting

Dear Ms. Ray:

In our letter to you dated December 22, 2011, Catholic Health East submitted a stockholder proposal (the "Proposal") for consideration and action by the stockholders of US Airways Group, Inc. (the "Company"), to be included in the Company's proxy statement and form of proxy for its 2012 Annual Meeting of Stockholders (collectively, the "2012 Proxy Materials").

Catholic Health East hereby wishes to withdraw its Proposal for inclusion in the Company's 2012 Proxy Materials. Catholic Health East also supports the Company's request to withdraw its letter to the Securities and Exchange Commission regarding no-action relief in connection with the Proposal.

Sincerely,

Sister Kathleen Coll, SSJ

Sister Kathleen Coll, SSJ
Administrator, Shareholder Advocacy

140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com



LATHAM&WATKINS LLP

February 6, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE Washington, DC 20549
shareholderproposals@sec.gov

Re: US Airways Group, Inc.
Stockholder Proposal of Catholic Health East
Securities Exchange Act of 1934; Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, US Airways Group, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Stockholders (collectively, the "2012 Proxy Materials") a stockholder proposal (the "Proposal") received from Catholic Health East (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

## THE PROPOSAL

The Proposal states:

> ***RESOLVED**: The shareholders request the Board of Directors to adopt a human rights policy including prohibition of sexual exploitation of minors and to report, at reasonable cost and omitting proprietary/confidential information, implementation of this policy to shareholders by December 2013.*

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Attachment A.

## BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite;
- Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations; and
- Rule 14a-8(i)(10) because the Proposal deals with matters that have been substantially implemented.

## ANALYSIS

*The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.*

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004); see also *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The submission by the Proponent includes nearly a full page discussing the issue of "child sex tourism" and the actions taken by others in the tourism industry in response to this issue. However, in the resolution (and only in the resolution) the Proponent requests that the Board of Directors of the Company (the "Board") "adopt a *human rights policy*" (*emphasis* *added*). Nowhere in the Proponent's materials is there any further description of such a policy or what areas of the Company's operations or activities would be covered by such a policy. As drafted, the Proposal is impossibly vague as to whether the Board will be deemed to have satisfied the shareholder resolution if it were to adopt a policy related to "child sex tourism" and the "sexual exploitation of minors" or if other, undefined, uncharacterized and unspecified topics would need to be covered by such a human rights policy and also reported upon to the Company's shareholders.

Further, the materials submitted by the Proponent make reference to the "Code of Conduct for the Protection of Children from Sexual Exploitation in Travel and Tourism" (the "Referenced Code"). The website address for the Referenced Code is provided, but the Proponent offers no further explanation or elaboration with respect to the Referenced Code. In this regard, the Staff has permitted the exclusion of stockholder proposals — like the Proposal — that reference a particular set of guidelines when the proposal or supporting statement failed sufficiently to describe the substantive provisions of the guidelines being recommended. See, *e.g.*, *Exxon Mobil Corp. (Naylor)* (avail. Mar. 21, 2011) (concurring with the exclusion of a proposal requesting the use of, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *AT&T Inc.* (Feb. 16, 2010) (concurring with the exclusion of a proposal that sought a report on, among other things, "grassroots lobbying communications as defined in 26 C.F.R. § 56.4911-2"); and *Boeing Corp.* (Feb. 10, 2004) (concurring with the exclusion of an independent-chairman proposal that relied on "the 2003 Council of Institutional Investors definition" of independence).

The Staff in *Allegheny Energy, Inc.* (avail. Feb. 12, 2010) did not concur with the exclusion of a proposal under Rule 14a-8(i)(3) where the proposal referenced the independent director standard of the New York Stock Exchange. However, although it included this reference, the proposal and supporting statement in Allegheny Energy spoke of independence primarily in terms of the chairman not concurrently serving, or previously having served as, the chief executive officer. Thus, the reference to the New York Stock Exchange standard was not a prominent feature of the proposal. See also *Clear Channel Communications Inc.* (avail. Feb. 15, 2006) (declining to concur with the exclusion of the proposal that referenced a definition of independence located on the Council of Institutional Investors' website where that definition was one of multiple components of the proposal).

In contrast to Allegheny Energy and Clear Channel, the Referenced Code is a prominent and defining feature in the Proposal. Unlike the proposals in Allegheny Energy and Clear Channel, the Referenced Code is the sole, comprehensive standard that the Proposal references. However, the Referenced Code is not described in the Proposal or its supporting statement at all. For example, the supporting statement goes on to identify a list of "critical elements," but does not indicate whether those factors are indicative of, selectively taken from, or in addition to the Referenced Code.

Because the Referenced Code is central to the Proposal, one cannot truly understand the Proposal without an understanding of the Referenced Code. Thus, we believe that the Proposal's failure to describe the Referenced Code will, in addition to the factors noted above relating the to vague drafting of the resolution itself, render stockholders voting on the proposal unable to determine with any reasonable certainty exactly what actions or measures the proposal requires.

For the foregoing reasons, and consistent with the precedent discussed above, we believe the Proposal is so vague and indefinite as to be excludable under Rule 14a-8(i)(3).

*The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.*

Rule 14a-8(i)(7) permits a company to exclude a stockholder proposal from its proxy materials if the proposal deals with matters relating to a company's "ordinary business" operations. As discussed below, the Proposal, including the Referenced Code referred to in the Proponent's materials, addresses issues that relate to the Company's ordinary business operations. Accordingly, we believe the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits the omission of a stockholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "<u>1998 Release</u>"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion.

The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters, but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters), generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

<u>The Proposal is excludible because it relates to the Company's legal compliance program and thereby infringes on management's ability to run the Company on a day-to-day basis.</u>

The Staff consistently has recognized that shareholder proposals relating to a company's legal compliance program infringe on management's ability to run the company on a day-to-day basis and, therefore, may be omitted from the company's proxy statement pursuant to Rule 14a-8(i)(7). See, *e.g.*, *Johnson & Johnson* (Feb. 22, 2010) (proposal requesting the company to verify the employment status of employees using specified procedures); *FedEx Corporation*

(July 14, 2009) (proposal requesting an independent committee to report on compliance of the company and its contractors with laws governing classification of employees); *Verizon Communications Inc.* (Jan. 7, 2008) (proposal requesting that the board adopt policies to ensure the company and its contractors do not engage in illegal trespass actions and report on policies for preventing and handling illegal trespass incidents); *Ford Motor Company* (Mar. 19, 2007) (proposal requesting appointment of independent legal advisory commission to investigate alleged violations of law); *Bank of America Corporation* (Jan. 11, 2007) (proposal requesting creation of position to review whether the company adequately defends and upholds the economy and security of the U.S.); *The AES Corporation* (Jan. 9, 2007) (proposal requesting creation of oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); *Monsanto Corp.* (Nov. 3, 2005) (proposal requesting establishment of oversight committee for compliance with code of ethics and applicable federal, state and local rules and regulations); and *General Electric Company* (Jan. 4, 2005) (proposal requesting report detailing NBC's broadcast television stations' activities to meet public interest obligations).

At root, the Proposal addresses a corporate policy governing an activity that by the admission of the Proponent is illegal in all or virtually all the jurisdictions in which the Company operates. The Company has its executive offices in Tempe, Arizona, and the vast majority of the Company's flight operations are conducted within the United States. The Company has no flight operations at all to or from Asia, and only limited flight operations to Latin America. The Proponent's materials assert that "[a]t least 32 countries have extraterritorial laws that allow the prosecution of their citizens for [child sex tourism] crimes committed abroad, *including the U.S.*" (*emphasis added*). The resolution itself contains only one specific item to be included in the policy, namely "prohibition of sexual exploitation of minors." In short, the predicate for the entire Proposal is to address criminal acts in respect of which legal regimes exist in all locations in which the Company has any substantial operations. Accordingly, under the no-action precedent identified in the immediately preceding paragraph, a shareholder proposal, such as the Proposal, is properly excludible where its focus is on the manner and conduct of the Company's legal compliance program.

<u>The Proposal does not satisfy the "significant social policy" exception.</u>

The Company is aware that a proposal relating to ordinary business matters might not be excludable under Rule 14a-8(i)(7) if the proposal relates to a "significant social policy" issue that would "transcend the day-to-day business matters of the Company." Staff Legal Bulletin No. 14C (June 28, 2005). Further, the Company is aware that the Staff has previously identified human rights as a "significant policy issue" as defined in the 1998 Release. Accordingly, the Staff has determined that proposals focusing on human rights in a company's supply chain are not generally excludable on ordinary business grounds. See, *e.g.*, *Wal-Mart Stores, Inc.* (March 29, 2011) (proposal requesting that the company require its suppliers to publish sustainability reports); *Abercrombie & Fitch Co.* (April 12, 2010) (proposal requesting that the company adopt a code of vendor conduct); and *Nucor Corporation* (March 6, 2008) (proposal requesting report related to company's operations, including its supply chain, regarding human rights).

However, inserting the term "human rights policy" with no further discussion into the resolution contained in the Proposal is not sufficient to implement the letters in which the Staff has asserted this exception. In fact, in the cited instances the policies at issue involved circumstances where vendors or others were engaged in behavior that, while entirely compliant with the applicable local legal standards (*e.g.*, local wage, hour and working condition laws), the issue being raised by the resolution was whether or not, as a policy matter, the issuer ought to be benefitting from standards below those imposed in the United States or similar developed countries. But that is not the concern presented here. The Proposal's specifics all relate to activity that by the Proponent's admission is illegal in most countries, including the United States, with extraterritorial enforcement. This is at root a legal compliance issue, a fact not changed by the use of the term "human rights policy" in isolation to the Proposal taken as a whole.

Unlike the proposals cited above, the Proposal does not ask the Company to seek information from or impose specific policies on its suppliers related to human rights. Rather, the Proposal seeks only to dictate the means by which the Company monitors compliance with its own internal policies. The mere fact that the Proposal mentions human rights does not overcome the fact that the Proposal, as discussed above, deals with tasks that are fundamental to management's ability to run the Company on a day-to-day basis and probes too deeply into complex matters upon which shareholders are not equipped to render decisions. For example, one element suggested by the Proponent is a "[p]lan for communicating information to travelers." Travelers are the Company's customers. Surely no activity is more appropriately the exclusive province of the board and management than when, how and on what topics to communicate to the enterprise's paying customers.

The Staff consistently has acknowledged that proposals that focus on significant policy issues, but include items related to ordinary business matters, may be excluded under Rule 14a-8(i)(7). See, *e.g.*, *The Home Depot* (Mar. 4, 2009); *General Electric Co.* (Jan. 10, 2005); *Kmart Corp.* (Mar. 12, 1999); *Wal-Mart Stores, Inc.* (Mar. 15, 1999); and *Chrysler Corp.* (Feb. 18, 1998). In General Electric, for example, the Staff noted that "although the proposal mentions executive compensation, the thrust of the focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production." In addition, in *PetSmart, Inc.* (March 24, 2011), the Staff concurred in the exclusion of a proposal seeking to require suppliers to certify compliance with certain laws relating to animal welfare. While the proposal in PetSmart addressed the significant policy issue of the humane treatment of animals, the proposal was deemed excludable under Rule 14a-8(i)(7) because the scope of the laws covered by the proposal was broad in nature, covering potential legal violations that were outside the scope of the significant policy issue itself. We respectfully submit that the same considerations present in PetSmart are present in the Proposal and lead to the same analysis and outcome.

*The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Deals With Matters With Which The Company Has Substantially Complied.*

Rule 14a-8(i)(10) permits the exclusion of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the exclusion of a proposal that was "moot." See Securities Exchange Act Release No. 34-40018 (May 21, 1998). The purpose of Rule 14a-8(i)(10) is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Securities Exchange Act Release No. 34-12598 (July 7, 1976) (addressing Rule 14a-8(c)(10), the predecessor rule to Rule 14a-8(i)(10)). In applying the "substantially implemented" standard, the Staff does not require a company to implement every aspect of the proposal; rather, substantial implementation requires only that the company's actions satisfactorily address the underlying concerns of the proposal. See *Masco Corp.* (March 29, 1999). Furthermore, the proposal need not be implemented in full or precisely as presented for it to be omitted under Rule 14a-8(i)(10). See *The Gap Inc.* (March 16, 2001). In addition, the Staff has granted no-action relief in situations where the essential objective of the proposal has been satisfied even if by means other than those suggested by the proponent. See, *e.g., Anheuser-Busch Cos., Inc.* (January 17, 2007).

The Company operates in a very highly regulated industry, with its day-to-day operations supervised by multiple federal, state, local and foreign agencies, including the U.S. Department of Transportation, the Federal Aviation Administration, the Department of Homeland Security, and U.S. Customs and Border Patrol, among others. Accordingly, the Company has a robust legal compliance organization and a comprehensive set of policies governing the legality and ethics of the Company's activities. The Company's Code of Business Conduct and Ethics specifically provides that its employees, officers, directors and agents are expected to conduct business "strictly observing all laws, and following only the highest business and ethical practices in any area of the world in which the Company conducts business."[1] This expectation extends to "similar conduct from [the Company's] suppliers, consultants and contract representatives." For the avoidance of any doubt, all employees "have an obligation at all times to comply with the federal, state, local and international laws applicable to the Company's operations." It is also provided that "it is Company policy to comply fully with both the letter and spirit of all applicable laws and regulations."

As previously discussed, the Proposal addresses the need for a corporate policy governing an activity that the Proponent indicates is illegal in "[a]t least 32 countries . . . including the U.S." The Company already has in place a broad, wholesome and comprehensive corporate policy related to illegal activities, which includes those of concern in the Proposal. For the foregoing reasons, we believe the Company has substantially complied with the matters addressed in the Proposal as to make the Proposal excludable under Rule 14a-8(i)(10).

## CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this

---

[1] The Company's Code of Business Conduct and Ethics is publicly available to shareholders. See http://www.usairways.com/en-US/aboutus/investorrelations/corporategovernance.html.

matter, please do not hesitate to call me at (650) 463-2643 or Paul A. Galleberg, the Company's Vice President, Legal Affairs, at (480) 693-5957. Correspondence regarding this letter should be sent to tony.richmond@lw.com with a copy to paul.galleberg@usairways.com.

Very truly yours,

Anthony J. Richmond
of LATHAM & WATKINS LLP

Attachment A

cc: US Airways Group, Inc.
Sister Kathleen Coll, SSJ (via FedEx)

LATHAM&WATKINS LLP

# ATTACHMENT A

CATHOLIC HEALTH EAST

SYSTEM OFFICE
3805 West Chester Pike
Suite 100
Newtown Square, PA 19073-2304
www.che.org
(610) 355-2000 (610) 355-2050 fax

December 22, 2011

Caroline B. Ray
Corporate Secretary
US Airways
111 West Rio Salado Parkway
Tempe, AZ 85281

**RE: Shareholder Proposal for 2012 Annual Meeting**

Dear Ms. Ray:

Catholic Health East, one of the largest Catholic health care systems in the U.S., is a long-term, faith-based shareowner of US Airways Group Inc. Catholic Health East seeks to reflect its Mission and Core Values while looking for social and environmental as well as financial accountability in its investments.

On a number of occasions, Catholic Health East has approached US Airways on the issue of human trafficking. In September 2008, US Airways responded with a full page ad in their in-flight magazine. We commend you for taking this action as a way to raise awareness of this important issue. In response to my recent letters, Daniel Cravens reiterated US Airways' commitment to not engage in any activity which promotes human trafficking. However, as shareholders, we are concerned about the risks of companies in the tourism and travel industry being involved unknowingly in human trafficking and specifically, Child Sex Tourism.

Therefore, I have been authorized by Catholic Health East to file the *Code Protecting Children* resolution with US Airways Group Inc. Other investors will join in co-filing of this proposal. Catholic Health East, as lead filer, is authorized to act on their behalf.

We are filing the enclosed shareholder proposal for consideration and action by the shareholders at the next meeting. I hereby submit it for inclusion in the 2012 proxy statement in accordance with Rule 14 a-8 of the general rules and regulations of the Security and Exchange Act of 1934.

Catholic Health East is beneficial owner of at least $2,000 worth of US Airways Group Inc. shares which we have held for more than a year. We will continue to hold at least $2,000 of these shares through the 2012 stockholder meeting. The verification of our ownership position will be provided under separated cover by our custodian, BNY Mellon, a Depository Trust Co participating bank. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Catholic Health East remains open for dialogue regarding this resolution and the ways US Airways can address the eradication of this egregious moral and social evil.

Thank you for your attention to this matter.

Sincerely,

Sister Kathleen Coll

Sister Kathleen Coll, SSJ
Administrator, Shareholder Advocacy

cc: David Schilling, Interfaith Center on Corporate Responsibility

*Printed on Recycled Paper*

**Code Protecting Children**
**2012 – US Airways**

**WHEREAS:** Each year more than two million children are exploited in the global commercial sex trade, some as young as five years old. The average age is 14. Child sex tourism (CST) is the practice of foreigners sexually exploiting children in another country. It is an organized multi-million dollar industry that includes tour guides, websites and brothel maps.

Problem countries include Cambodia, Thailand, Costa Rica, Mexico, Dominican Republic, Brazil and India but also include events that happen in the United States. At least 32 countries have extraterritorial laws that allow the prosecution of their citizens for CST crimes committed abroad, including the U.S.

US Airways is part of the tourism industry and thus, we believe, is exposed to potential risks to its reputation. Delta Airlines as well as several hotel chains have addressed child sexual exploitation by signing the "Code of Conduct for the Protection of Children from Sexual Exploitation in Travel and Tourism" (www.thecode.org).

The International Labor Organization, the United Nations, the International Hotel & Restaurant Association and the Office to Monitor and Combat Trafficking in Persons under the U.S. Department of State all have issued reports or statements suggesting that tourism areas may be a source for aggravated demand for child prostitution. The Office to Monitor and Combat Trafficking in Persons issued a fact sheet on CST on August 19, 2005 directly encouraging companies to address this problem. In addition, a joint statement was issued by International Air Transport Association and the UNWTO on the "Protection of Children from Sexual Exploitation in Travel and Tourism" in 2001.

We believe a company associated with incidents of Child Sex Exploitation could suffer substantial negative impacts in terms of reputation and adverse publicity. We believe commercial advantages may accrue to our company by adopting an effective policy addressing the commercial sexual exploitation of children.

**RESOLVED:** The shareholders request the Board of Directors to adopt a human rights policy including prohibition of sexual exploitation of minors and to report, at reasonable cost and omitting proprietary/confidential information, implementation of this policy to shareholders by December 2013.

**Supporting Statement:** We believe US Airway's policies should be comprehensive, transparent and verifiable and address provisions contained in "The Code of Conduct for the Protection of Children from Sexual Exploitation in Travel and Tourism."

We suggest critical elements of a company-wide policy include:

* Statement of US Airway's policy on commercial sexual exploitation;
* Supplier contracts stating a common repudiation of CSEC;
* An annual progress report;
* An overview of employee education and tourism personnel training;
* Plan for communicating information to travelers and
* Methods for informing local "key persons" at travel destinations.

Your support for this resolution will encourage US Airways to address child sex tourism.

THE BANK OF NEW YORK MELLON

December 22, 2011

Caroline B. Ray
Corporate Secretary
US Airways
111 West Rio Salado Parkway
Tempe, AZ 85281

To Whom It May Concern:

Please be advised that The Bank of New York Mellon/Mellon Trust of New England, National Association (Depository Trust Company Participant ID 954) held 815 shares of US AIRWAYS GROUP INC (cusip 90341W108) for our client and beneficial owner, Catholic Health East.

Of the 815 shares currently held in our custody, 815 shares have been continuously held for over one year by our client:

Catholic Health East
3805 West Chester Pike
Newtown Square, PA 19073

Please feel free to contact me if you have any questions. Thank you.

Sincerely,

Jamie Osele
Associate, BNY Mellon Asset Servicing

Phone: (412) 234-5295
Email: jamie.osele@bnymellon.com

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